Exhibit 99.1

Hollinger Inc. Announces Resignation of Director

TORONTO, Ontario, October 27, 2006-- Hollinger Inc. ("Hollinger") (TSX:HLG.C) (TSX:HLG.PR.B) today announced that Robert Gillespie has resigned from Hollinger’s Board of Directors, effective October 26, 2006.

“On behalf of the Board of Directors, I thank Robert for his efforts on behalf of the Company’s shareholders during his time on the Hollinger Board. We wish him well,” said Hollinger Chairman Stanley Beck.

Company Profile

Hollinger's principal asset is its approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group Inc. (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media contact:

John Lute
Lute & Company
(416) 929-5883
jlute@luteco.com